Exhibit 99.2

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2016	September 30 2017
Assets
Current assets:
Cash and cash equivalents	$557.2	$527.0
Accounts receivable (note 5)	790.5	732.3
Inventories (note 6)	890.6	1,023.7
Income taxes receivable	5.4	1.1
Assets classified as held-for-sale (note 7)	28.9	28.6
Other current assets	73.9	79.9
Total current assets	2,346.5	2,392.6

Property, plant and equipment	302.7	318.2
Goodwill	23.2	23.2
Intangible assets	25.5	22.6
Deferred income taxes	36.4	40.9
Other non-current assets (note 8)	88.0	74.2
Total assets	$2,822.3	$2,871.7

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (notes 4 & 9)	$56.0	$38.9
Accounts payable	876.9	864.0
Accrued and other current liabilities	261.7	231.0
Income taxes payable	32.4	40.2
Current portion of provisions	18.7	17.5
Total current liabilities	1,245.7	1,191.6

Long-term portion of borrowings under credit facility and finance lease obligations (notes 4 & 9)	188.7	173.2
Pension and non-pension post-employment benefit obligations	86.0	94.6
Provisions and other non-current liabilities	28.3	30.4
Deferred income taxes	34.8	24.4
Total liabilities	1,583.5	1,514.2

Equity:
Capital stock (note 10)	2,048.2	2,078.5
Treasury stock (note 10)	(15.3)	(10.6)
Contributed surplus	862.6	851.4
Deficit	(1,632.0)	(1,558.4)
Accumulated other comprehensive loss	(24.7)	(3.4)
Total equity	1,238.8	1,357.5
Total liabilities and equity	$2,822.3	$2,871.7

Contingencies (note 14), Subsequent event (note 15)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
Revenue	$1,554.0	$1,528.2	$4,392.8	$4,556.6
Cost of sales (note 6)	1,442.9	1,424.1	4,077.1	4,241.2
Gross profit	111.1	104.1	315.7	315.4
Selling, general and administrative expenses (SG&A)	51.5	48.0	157.9	152.1
Research and development	6.5	6.9	18.2	19.3
Amortization of intangible assets	2.3	2.2	6.9	6.7
Other charges (recoveries) (note 11)	1.0	3.9	(0.3)	19.5
Earnings from operations	49.8	43.1	133.0	117.8
Refund interest income (note 12)	(6.0)	—	(6.0)	—
Finance costs	2.4	2.3	7.3	7.5
Earnings before income taxes	53.4	40.8	131.7	110.3
Income tax expense (recovery) (note 12):
Current	(14.2)	8.5	4.8	35.6
Deferred	14.0	(1.1)	11.5	(15.9)
	(0.2)	7.4	16.3	19.7
Net earnings for the period	$53.6	$33.4	$115.4	$90.6

Basic earnings per share	$0.38	$0.23	$0.81	$0.63

Diluted earnings per share	$0.37	$0.23	$0.80	$0.62

Shares used in computing per share amounts (in millions):
Basic	140.8	143.7	142.1	143.1
Diluted	143.0	145.7	144.0	145.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
Net earnings for the period	$53.6	$33.4	$115.4	$90.6
Other comprehensive income, net of tax:
Items that will not be reclassified to net earnings:
Loss on pension plan assets (note 8)	—	—	—	(17.0)

Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	0.4	(0.1)	2.6	0.7
Changes from derivatives designated as hedges	(2.5)	3.1	18.7	20.6
Total comprehensive income for the period	$51.5	$36.4	$136.7	$94.9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 10)	Treasury stock (note 10)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance — January 1, 2016	$2,093.9	$(31.4)	$846.7	$(1,785.4)	$(32.8)	$1,091.0
Capital transactions (note 10):
Issuance of capital stock	5.3	—	(2.0)	—	—	3.3
Repurchase of capital stock for cancellation	(52.1)	—	17.8	—	—	(34.3)
Purchase of treasury stock for stock-based plans	—	(5.3)	(4.2)	—	—	(9.5)
Stock-based compensation and other	—	27.2	(3.1)	—	—	24.1
Total comprehensive income:
Net earnings for the period	—	—	—	115.4	—	115.4
Other comprehensive income, net of tax:
Currency translation differences for foreign operations	—	—	—	—	2.6	2.6
Changes from derivatives designated as hedges	—	—	—	—	18.7	18.7
Balance — September 30, 2016	$2,047.1	$(9.5)	$855.2	$(1,670.0)	$(11.5)	$1,211.3

Balance — January 1, 2017	$2,048.2	$(15.3)	$862.6	$(1,632.0)	$(24.7)	$1,238.8
Capital transactions (note 10):
Issuance of capital stock	30.3	—	(16.8)	—	—	13.5
Purchase of treasury stock for stock-based plans	—	(12.2)	—	—	—	(12.2)
Stock-based compensation and other	—	16.9	5.6	—	—	22.5
Total comprehensive income:
Net earnings for the period	—	—	—	90.6	—	90.6
Other comprehensive income (loss), net of tax:
Loss on pension plan assets (note 8)	—	—	—	(17.0)	—	(17.0)
Currency translation differences for foreign operations	—	—	—	—	0.7	0.7
Changes from derivatives designated as hedges	—	—	—	—	20.6	20.6
Balance — September 30, 2017	$2,078.5	$(10.6)	$851.4	$(1,558.4)	$(3.4)	$1,357.5

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
Cash provided by (used in):
Operating activities:
Net earnings for the period	$53.6	$33.4	$115.4	$90.6
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	18.5	19.4	55.3	56.9
Equity-settled stock-based compensation	6.4	6.0	22.6	22.7
Other charges	—	—	2.2	7.1
Finance costs, net of refund interest income	(3.6)	2.3	1.3	7.5
Income tax expense (recovery)	(0.2)	7.4	16.3	19.7
Other	2.1	0.8	1.1	(3.9)
Changes in non-cash working capital items:
Accounts receivable	25.8	(0.5)	(34.9)	58.2
Inventories	(24.0)	(47.8)	(135.0)	(133.1)
Other current assets	(2.3)	(7.4)	(12.8)	5.5
Accounts payable, accrued and other current liabilities and provisions	47.2	(12.1)	86.5	(23.5)
Non-cash working capital changes	46.7	(67.8)	(96.2)	(92.9)
Net income taxes paid	(14.9)	(9.0)	(32.2)	(24.4)
Net cash provided by (used in) operating activities	108.6	(7.5)	85.8	83.3

Investing activities:
Purchase of computer software and property, plant and equipment(a)	(11.9)	(32.2)	(46.2)	(81.8)
Proceeds from sale of assets	0.2	—	0.9	0.6
Repayments from solar supplier (note 4)	6.0	—	11.0	12.5
Net cash used in investing activities	(5.7)	(32.2)	(34.3)	(68.7)

Financing activities:
Borrowings under credit facility (note 9)	—	—	40.0	—
Repayments under credit facility (note 9)	(21.2)	(6.2)	(43.7)	(33.7)
Finance lease payments (note 9)	(1.1)	(1.7)	(3.5)	(4.8)
Issuance of capital stock (note 10)	0.3	0.3	3.3	13.5
Repurchase of capital stock for cancellation (note 10)	—	—	(34.3)	—
Purchase of treasury stock for stock-based plans (note 10)	(9.5)	(5.7)	(9.5)	(12.2)
Finance costs paid	(2.3)	(2.7)	(7.1)	(7.6)
Net cash used in financing activities	(33.8)	(16.0)	(54.8)	(44.8)

Net increase (decrease) in cash and cash equivalents	69.1	(55.7)	(3.3)	(30.2)
Cash and cash equivalents, beginning of period	472.9	582.7	545.3	557.2
Cash and cash equivalents, end of period	$542.0	$527.0	$542.0	$527.0

(a) Additional equipment of $5.0 was acquired through a finance lease in the first quarter and first nine months of 2017, respectively (second quarter and first nine months of 2016 — $0.3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.                                      REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the following end markets: Communications (comprised of enterprise communications and telecommunications), Advanced Technology Solutions (comprised of our former Diversified and Consumer end markets, and consisting of aerospace and defense, industrial, smart energy, healthcare, semiconductor equipment, and consumer), and Enterprise (comprised of Servers and Storage). Our product lifecycle offerings include a range of services to our customers including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.                                      BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements should be read in conjunction with our 2016 annual audited consolidated financial statements and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2017 and our financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2017. These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency.  Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

These unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on October 26, 2017.

Use of estimates and judgments:

These unaudited interim condensed consolidated financial statements are based upon estimates consistent with those used and described in note 2 of our 2016 annual audited consolidated financial statements. We base these estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the third quarter and first nine months of 2017 from those described in the notes to our 2016 annual audited consolidated financial statements, except for changes in the estimates and assumptions related to the recoverability of our remaining solar assets in the second quarter of 2017 (see note 4).

Accounting policies:

These unaudited interim condensed consolidated financial statements are based upon accounting policies consistent with those used and described in note 2 of our 2016 annual audited consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Recently issued accounting pronouncements:

IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective January 1, 2018, and allows for early adoption. We have elected to adopt this standard in our consolidated financial statements for the year ending December 31, 2018 using the retrospective approach. Under this approach, we will restate each comparative reporting period presented and recognize the transitional adjustments through equity at the start of the first comparative reporting period presented (January 1, 2016). We have determined that the new standard will change the timing of revenue recognition for a significant portion of our business.  Under the new standard, revenue for certain customer contracts will be recognized earlier than under the current recognition rules (which is generally upon delivery). We believe the adoption of the new standard will materially impact our consolidated financial statements, primarily in relation to inventory and accounts receivable. However, the extent of the financial impacts on specific line items in our consolidated statement of operations and on key performance indicators cannot be reasonably estimated until we complete our detailed analysis during the fourth quarter of 2017. We have completed our assessment of the changes to our business processes, systems and controls that will be necessary to support the recognition and disclosures required by the new standard. Transition efforts are currently underway, and are anticipated to be complete prior to January 1, 2018.

IFRS 9, Financial Instruments:

In July 2014, the IASB issued a final version of this standard, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We do not intend to adopt this standard early, nor do we believe the adoption of this standard will materially impact our consolidated financial statements. We have completed our assessment of the changes to our business processes, systems and controls that will be required to support the recognition and disclosures required by the new standard.  Transition efforts are currently underway, and are anticipated to be complete prior to January 1, 2018.

IFRS 16, Leases:

In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early. We have established a project team to evaluate the anticipated impact of this standard on our consolidated financial statements, as well as any changes to our business processes, systems and controls that may be required to support the recognition and disclosures required by the new standard.

3.                                      SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated.

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
Communications	43%	45%	41%	44%
Advanced Technology Solutions (ATS)	32%	31%	34%	32%
Enterprise	25%	24%	25%	24%

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

For reporting purposes, commencing in the first quarter of 2017, we combined our previously-reported Diversified and Consumer end markets to form our ATS end market, and combined our Servers and Storage end markets into a single “Enterprise” end market.  All period percentages herein reflect these changes.

Customers:

For each of the third quarter and first nine months of 2017, we had two customers that individually represented more than 10% of total revenue (third quarter and first nine months of 2016 — two customers).

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. However, numerous factors affecting our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from our Enterprise business has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

4.                                      SOLAR INVESTMENTS

During the fourth quarter of 2016, we made the decision to exit the solar panel manufacturing business, and terminated (prior to its scheduled expiration) a supply agreement pursuant to which we had previously made certain cash advances to an Asia-based solar cell supplier. All such cash advances were repaid in full by the end of the second quarter of 2017. Under this supply agreement, we also manufactured and sold completed solar panels to this supplier as a customer (discussed below).

In connection with our exit from the solar panel manufacturing business, we wrote down the carrying values of our solar panel manufacturing equipment and inventories during 2016 to then-recoverable amounts (see note 6), and completed production of the final solar panels in the first quarter of 2017. During the second quarter of 2017, we recorded additional provisions of $0.9 in cost of sales, to further write down the carrying value of our remaining solar panel inventory to reflect lower prices obtained in then-current purchase orders, and a provision of $0.5 in SG&A, to write down the carrying value of solar accounts receivable, primarily as a result of a solar customer’s bankruptcy. We also recorded impairment charges of $5.2 during the second quarter of 2017 in other charges, to further write down the carrying value of our solar panel manufacturing equipment to its estimated fair value less costs to sell, based on then-broker estimates (see note 11). During the third quarter of 2017, we shipped all of our remaining solar panel inventory to customers, including to the former solar supplier described above. As of September 30, 2017, we had $13.0 of outstanding solar accounts receivable, all from such former solar supplier. We continue to be actively engaged in the disposition of our solar panel manufacturing equipment, and in the recovery of solar receivables owed to us.  As of September 30, 2017, we have $1.2 of solar panel manufacturing equipment which remains available for sale. See note  7. A substantial portion of our solar panel manufacturing equipment is subject to finance lease agreements. As of September 30, 2017, our outstanding lease obligations for this solar equipment totaled $12.2, which we have recorded as current liabilities on our consolidated balance sheet as we currently intend to terminate and settle the remaining lease obligations in the fourth quarter of 2017. See note 9.

5.                                      ACCOUNTS RECEIVABLE

We have an agreement to sell accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In March 2017, based on a review of our requirements, we amended this agreement to reduce its overall capacity from $250.0 to $200.0. The other provisions of the agreement remained unchanged. At September 30, 2017, $50.0 of accounts receivable were sold under this facility (December 31, 2016 — $50.0).

At September 30, 2017, we also sold $55.1 of accounts receivable under a customer’s supplier financing program (December 31, 2016 — $51.4), pursuant to which participating suppliers may sell accounts receivable from such customer to a third party bank on an uncommitted basis in order to receive earlier payment. We utilized this program to substantially offset the effect of extended payment terms required by such customer on our working capital for the period.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

The accounts receivable sold under both of these arrangements are de-recognized from our accounts receivable balance and removed from our consolidated balance sheet, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We pay interest which we record in finance costs in our consolidated statement of operations.

6.                                      INVENTORIES

We record our inventory provisions, net of valuation recoveries, in cost of sales. We recorded net inventory provisions of $0.7 and $3.9, respectively, for the third quarter and first nine months of 2017 (third quarter and first nine months of 2016 — net inventory provisions of $9.7, and $9.9, respectively). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance. Our inventory provisions for the third quarter of 2016 consisted primarily of the write down of our solar panel inventory to then-net realizable value. We recorded additional inventory provisions of $0.9 during the second quarter of 2017 to write down the carrying amount of our remaining solar panel inventory to recoverable amounts. See note 4.

7.                                      ASSETS CLASSIFIED AS HELD-FOR-SALE

As a result of previously announced restructuring actions, we have reclassified certain assets as held for sale. These assets were reclassified at the lower of their carrying value and estimated fair value less costs to sell at the time of reclassification. We have programs underway to sell these assets. As a result of then-recent broker estimates, we recorded impairment charges of $5.2 in other charges during the second quarter of 2017, to further write down the carrying value of our solar panel manufacturing equipment to its then-estimated fair value less costs to sell. At September 30, 2017, we had $28.6 (December 31, 2016 — $28.9) of assets classified as held for sale, which consisted primarily of land and buildings in Europe and North America and $1.2 of solar panel manufacturing equipment in Asia and North America.

8.                                      PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment defined benefit plans for our employees. Such plans include defined benefit pension plans for our employees in the United Kingdom (U.K.) that generally provide them with stated benefits on retirement based on their pensionable service, either in annuities and/or lump sum payments. The U.K. defined benefit pension plans are comprised of a Main pension plan and a Supplementary pension plan, both of which are closed to new members. The Main pension plan is our largest defined benefit pension plan. The Supplementary pension plan does not have any active members.

In March 2017, the Trustees of our U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have retired.  The cost of the annuity was £123.7 million (approximately $154.3 at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of the Main plan. Although we retain ultimate responsibility for the payment of benefits to plan participants, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $17.0 which we recorded in other comprehensive income and simultaneously re-classified to deficit during the first quarter of 2017. We also reduced the value of our pension assets by $17.0 during the first quarter of 2017, which is recorded in other non-current assets on our consolidated balance sheet.

In April 2017, the Trustees of our U.K. Supplementary pension plan entered into an agreement with a third party insurance company to purchase an annuity for all participants of this plan. The cost of the annuity was £9.1 million (approximately $11.7 at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of such plan. For the Supplementary pension plan, we anticipate transferring the pension annuity to individual plan members and winding up the plan in 2018. Although we will retain responsibility for the payment of benefits to plan participants until such wind-up is complete, the annuity substantially hedges the financial risk component of the associated pension obligations for such participants. The purchase of the annuity resulted in a non-cash loss of $1.9 which we recorded during the second quarter of 2017 in other charges (see note 11) in our consolidated statement of operations, with a corresponding reduction in the value of our pension assets which is recorded in other non-current assets on our consolidated balance sheet.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

9.                                      CREDIT FACILITIES AND LONG-TERM DEBT

Our credit facility consists of a $250.0 term loan (Term Loan) and a $300.0 revolving credit facility (Revolving Facility), each maturing in May 2020. See note 12 of our 2016 annual audited consolidated financial statements for further details regarding the terms of our credit facility.

During the first quarter of 2016, we borrowed $40.0 under the Revolving Facility to fund the repurchase of shares under a normal course issuer bid (NCIB). During the third quarter of 2016, we made a scheduled quarterly principal repayment of $6.25 (first nine months of 2016 — $18.7) under the Term Loan, and a repayment of $15.0 under the Revolving Facility (first nine months of 2016 — $25.0). During the third quarter of 2017, we made a scheduled quarterly principal repayment of $6.25 under the Term Loan (first nine months of 2017 — $18.7), and made a $15.0 repayment under the Revolving Facility in the first quarter and first nine months of 2017. As of September 30, 2017, there was $193.8 outstanding under the Term Loan and there were no amounts outstanding under the Revolving Facility.

The following table sets forth our borrowings under the Revolving Facility and Term Loan, and our finance lease obligations as of the period-ends indicated:

	December 31 2016	September 30 2017
Borrowings under the Revolving Facility	$15.0	$—
Term Loan	212.5	193.8
Total borrowings under credit facility	227.5	193.8
Less: unamortized debt issuance costs	(1.2)	(0.9)
Finance lease obligations (1)	18.4	19.2
	$244.7	$212.1
Comprised of:
Current portion of borrowings under credit facility and finance lease obligations (1)	$56.0	$38.9
Long-term portion of borrowings under credit facility and finance lease obligations	188.7	173.2
	$244.7	$212.1

(1) At September 30, 2017, $12.2 (December 31, 2016 — $15.3) of our finance lease obligations relate to manufacturing equipment for our former solar panel business. As a result of our decision in 2016 to exit this business, we intend to terminate and settle these lease obligations in the fourth quarter of 2017 and have recorded all remaining payments thereunder as current liabilities on our consolidated balance sheet commencing December 31, 2016.  See note 4.

The Term Loan requires quarterly principal repayments of $6.25, and a lump sum repayment of the remainder outstanding at maturity. Prepayments under our credit facility are required under specified circumstances. See note 12 of our 2016 annual audited consolidated financial statements.

At September 30, 2017, we were in compliance with all restrictive and financial covenants under our credit facility. Commitment fees paid in the third quarter and first nine months of 2017 were $0.3 and $1.0, respectively (third quarter and first nine months of 2016 — $0.4 and $1.0, respectively). At September 30, 2017, we had $23.4 (December 31, 2016 — $25.8) outstanding in letters of credit under this facility.

We also have a total of $73.5 (December 31, 2016 — $70.0) in uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at September 30, 2017 or December 31, 2016.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

10.                               CAPITAL STOCK

Share repurchase plans:

We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to NCIBs and substantial issuer bids, which allow us to repurchase a limited number of subordinate voting shares during a specified period. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares purchased in the open market under such NCIB to satisfy obligations under our stock-based compensation plans. In February 2016, we launched an NCIB (2016 NCIB), which allowed us to repurchase, at our discretion, up to approximately 10.5 million subordinate voting shares in the open market. During the first quarter of 2016, we paid $34.3 (including transaction fees) to repurchase and cancel 3.2 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.69 per share, including 2.8 million subordinate voting shares repurchased under a $30.0 program share repurchase (PSR) we funded in March 2016 (and completed in May 2016) at a weighted average price of $10.69 per share. We did not repurchase any additional shares for cancellation during the second or third quarters of 2016 or the first nine months of 2017. The 2016 NCIB expired in February 2017. Prior to its expiry, we repurchased an aggregate of 1.6 million subordinate voting shares under the 2016 NCIB to satisfy obligations under our stock-based compensation plans (see below). Also see note 15.

Stock-based compensation:

We grant share unit awards to employees under our stock-based compensation plans. From time-to-time, we pay cash for the purchase by a broker of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of such awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the stock-based compensation plans. During the third quarter and first nine months of 2017, we paid $5.7 and $12.2, respectively, (including transaction fees) for a broker’s purchase of  0.49 million and 0.95 million subordinate voting shares in the open market for awards under our stock-based compensation plans. During the third quarter and first nine months of 2016, we paid $9.5 (including transaction fees) for a broker’s purchase of 0.5 million subordinate voting shares in the open market for our stock-based compensation plans. At September 30, 2017, the broker held 0.9 million subordinate voting shares with a value of $10.6 (December 31, 2016 — 1.4 million subordinate voting shares with a value of $15.3).

The following table outlines the activities for stock-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the nine months ended September 30, 2017:

Number of awards (in millions)	Options	RSUs (i)	PSUs (i)

Outstanding at December 31, 2016	2.1	3.8	6.1
Granted (i)	—	1.6	1.8
Exercised or settled (ii)	(1.7)	(1.7)	(0.8)
Forfeited and canceled	—	(0.3)	(1.9)
Outstanding at September 30, 2017	0.4	3.4	5.2

Weighted-average grant date fair value of options and share units granted	$—	$13.58	$17.18

(i)                                    During the first nine months of 2017, we granted 1.6 million (first nine months of 2016 — 2.2 million) restricted share units (RSUs), primarily granted in the first quarter of each such year, which vest one-third per year over a three-year period. The cost we record for RSUs is based on the market value of our subordinate voting shares at the time of grant. During the first nine months of 2017, we granted 1.8 million (first nine months of 2016 — 2.5 million) PSUs, primarily granted in the first quarter of each such year, of which 60% vest based on achievement of a market performance condition tied to Total Shareholder Return (TSR), and the balance vest based on a non-market performance condition based on pre-determined financial targets. See note 2(n) of our 2016 annual audited consolidated financial statements for a description of

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model and a premium of 143% (2016 grants — premium of 109%). The grant date fair value of the non TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table above as outstanding at September 30, 2017 (representing the maximum potential payout) depending on the level of achievement of the relevant performance condition. We amortize the cost of our awards to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period. We expect to settle these awards with subordinate voting shares purchased in the open market by a broker or issued from treasury.

(ii)                                During the third quarter and first nine months of 2017, we received cash proceeds of $0.3 and $13.5, respectively (third quarter and first nine months of 2016 — $0.3 and $3.3, respectively) relating to the exercise of vested employee stock options.

For the third quarter and first nine months of 2017, we recorded aggregate employee stock-based compensation expense (excluding DSU expense) through cost of sales and SG&A of $6.0 and $22.7, respectively (third quarter and first nine months of 2016 — $6.4 and $22.6, respectively). Employee stock-based compensation expense varies from period-to-period.

As a result of the resignation of one of our directors during the third quarter of 2017, we paid $1.7 to him in cash during the quarter to settle his outstanding DSUs in accordance with the provisions of the Directors’ Share Compensation Plan. As the Company has the ability and intention to settle all other DSUs with shares purchased in the open market, we have accounted for these awards as equity-settled awards. For the third quarter and first nine months of 2017, we recorded DSU expense (recorded through SG&A) of $0.5 and $1.7, respectively (third quarter and first nine months of 2016 — $0.5 and $1.5, respectively). At September 30, 2017, 1.4 million (December 31, 2016 — 1.5 million) DSUs were outstanding.

11.                               OTHER CHARGES (RECOVERIES)

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
Restructuring (a)	$1.0	$4.1	$7.5	$15.7
Loss on pension annuity purchase (see note 8)	—	—	—	1.9
Other (b)	—	(0.2)	(7.8)	1.9
	$1.0	$3.9	$(0.3)	$19.5

(a)                                 Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In connection therewith, we recorded restructuring charges of $4.1 and $15.7 during the third quarter and first nine months of 2017, respectively, consisting of cash charges of $4.1 and $10.5, respectively, primarily for employee termination costs resulting from our Organizational Design and Global Business Services initiatives, as well as from the rationalization of our operations in the third quarter of 2017, and non-cash charges of $5.2 for the first nine months of 2017 to write down the carrying value of our solar panel manufacturing equipment in the second quarter of 2017 (see below). We recorded restructuring charges of $1.0 and $7.5 during the third quarter and first nine months of 2016, respectively, consisting of cash charges of $1.0 and $5.3, respectively, primarily for employee termination costs and contractual lease obligations related to exited operations, and non-cash charges of $2.2 for the second quarter and first nine months of 2016, primarily to write down certain plant assets and equipment to recoverable amounts. Our restructuring provision at September 30, 2017 was $4.5 (December 31, 2016 — $6.6).

During the fourth quarter of 2016, we made the decision to exit the solar panel manufacturing business, and recorded restructuring charges during that period related to, among other items, the closure of our solar panel manufacturing operations, including the write down of our solar panel manufacturing equipment at our two locations. We completed the production of the final solar panels during the first quarter of 2017, and are actively engaged in the disposition of our solar panel manufacturing equipment. As a result of then-recent broker estimates, we recorded impairment charges of $5.2 during the second quarter of 2017, to further write down the

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

carrying value of our solar panel manufacturing equipment to its then-estimated fair value less costs to sell. A substantial portion of our solar panel equipment is subject to finance leases, pursuant to which we had outstanding obligations of $12.2 as of September 30, 2017. We currently intend to terminate and settle these lease obligations in the fourth quarter of 2017. We reclassified our solar panel manufacturing equipment as assets held for sale during the first quarter of 2017.  See note 7.

(b)                                 Other:

During the third quarter of 2017, we recorded $0.9 for integration, transaction and consulting costs related to acquisition activities (Acquisition Costs), which was more than offset by $1.1 in recoveries of damages recorded in the third quarter of 2017, in connection with the settlement of class action lawsuits in which we were a plaintiff related to certain purchases we made in prior periods (Damage Recoveries). During the first nine months of 2017, we recorded $1.8 in Acquisition Costs, as well as costs recorded in the first quarter of 2017 related to a prior legal matter, offset in part by the Damage Recoveries.

In the second quarter of 2016, we recorded Damage Recoveries of $12.0. These recoveries were offset in part by the cost we recorded to settle an unrelated legal matter.

12.                               INCOME TAXES

Our effective income tax rate can vary significantly from quarter-to-quarter for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.

Our income tax expense for the first nine months of 2017 was favorably impacted by the recognition of a $5.0 deferred income tax benefit recorded in the second quarter of 2017, related to the write-downs and impairments of our solar assets recorded in prior quarters. In connection with our exit from the solar panel manufacturing business, we withdrew one of our tax incentives in Thailand (which related solely to such operations) during the second quarter of 2017. The withdrawal of this incentive allows us to apply future tax losses arising from the ultimate disposition of our solar assets against other fully taxable profits in Thailand, resulting in the recognition of the deferred income tax benefit.

Our income tax recovery for the third quarter of 2016 was favorably impacted by the reversal of provisions previously recorded for tax uncertainties related to the resolution of a transfer pricing matter for one of our Canadian subsidiaries. In connection therewith, we recorded income tax recoveries of $37 million Canadian dollars (approximately $29 at the exchange rate at the time of recording), as well as refund interest income of $8 million Canadian dollars (approximately $6 at the exchange rate at the time of recording). We received the final reassessments in the fourth quarter of 2016 and recorded additional income tax recoveries of $8 million Canadian dollars (approximately $6 at the exchange rate at the time of recording) in the fourth quarter of 2016, as well as additional refund interest income of $11 million Canadian dollars (approximately $8 at the exchange rate at the time of recording). We received $70 million Canadian dollars (approximately $52 at settlement date exchange rates) during the fourth quarter of 2016, representing the refund of cash previously deposited on account with the Canadian tax authorities and related refund interest. We received $6 million Canadian dollars (approximately $4 at settlement date exchange rates) in January 2017, representing the return of all remaining deposits and related refund interest with respect to such matters. See note 24 to our 2016 annual audited consolidated financial statements.

Our income tax recovery for the third quarter of 2016 was negatively impacted by withholding taxes of $1.5 pertaining to the repatriation of $50.0 from a U.S. subsidiary, deferred income tax expense of $8.0 related to taxable temporary differences associated with undistributed earnings from certain of our Chinese subsidiaries, and deferred income tax expense of $4.4 related to a derecognition of the deferred tax assets of one of our Canadian subsidiaries. Our income tax recovery for the third quarter of 2016 was also negatively impacted by taxable foreign exchange impacts of $2.5 resulting from fluctuations of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We are subject to tax audits of historical information by tax authorities in various jurisdictions, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

13.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings under the Revolving Facility (when applicable), and derivatives. There have been no significant changes to the classification or to the source of the inputs used to measure our financial assets or liabilities since December 31, 2016.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Our major currency exposures at September 30, 2017 are summarized in U.S. dollar equivalents in the following table. In the table below, in addition to our financial instruments, we have included certain monetary assets and liabilities, including pension and non-pension post-employment benefits and income taxes that were denominated in non-functional currencies, in order to better reflect our currency exposures. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at September 30, 2017.

	Canadian dollar	British pound sterling	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$10.2	$0.2	$12.3	$1.9	$14.7
Accounts receivable	0.6	—	28.3	2.7	7.9
Pension and non-pension post-employment assets	—	54.4	—	—	—
Income taxes and value-added taxes receivable	19.6	—	5.7	6.6	9.0
Other financial assets	6.7	—	2.4	0.3	0.7
Pension and non-pension post-employment liabilities	(74.1)	—	(0.4)	(13.7)	(0.9)
Income taxes and value-added taxes payable	(5.3)	—	(1.0)	(0.6)	—
Accounts payable and certain accrued and other liabilities and provisions	(50.9)	(0.9)	(25.9)	(18.3)	(20.8)
Net financial assets (liabilities)	$(93.2)	$53.7	$21.4	$(21.1)	$10.6

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. At September 30, 2017, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$214.2	$0.78	12	$9.2
Thai baht	80.6	0.03	12	1.7
Malaysian ringgit	49.3	0.23	12	1.3
Mexican peso	27.5	0.05	12	0.8
British pound	52.8	1.33	4	(1.7)
Chinese renminbi	71.8	0.15	12	0.7
Euro	39.6	1.15	12	0.3
Romanian leu	24.7	0.25	12	1.1
Singapore dollar	22.8	0.72	12	0.5
Other	7.1			0.1
Total	$590.4			$14.0

At September 30, 2017, the fair value of our outstanding contracts was a net unrealized gain of $14.0 (December 31, 2016 — net unrealized loss of $9.6). At September 30, 2017, we recorded $18.2 of derivative assets in other current assets, and $4.2 of derivative liabilities in accrued and other current liabilities (December 31, 2016 — $5.9 of derivative assets in other current assets and $15.5 of derivative liabilities in accrued and other current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward or swap contracts were entered into and the valuation date at period end.

14.                               CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material impact on our financial performance, financial position or liquidity.

In 2007, securities class action proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. The proceedings were dismissed on January 16, 2017 with no payments by the defendants.

Other Matters:

In the third quarter of 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain amounts of research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments against our Brazilian subsidiary (including interest and penalties) total approximately 35 million Brazilian real (approximately $11 at period-end exchange rates) for such years. Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal advisers.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

15.                               SUBSEQUENT EVENT

In October, we announced our intention to file with the TSX a notice of intention to commence a new NCIB during the fourth quarter of 2017. If this notice is accepted by the TSX, we expect to be permitted to repurchase for cancellation, at our discretion during the 12 months following such acceptance, up to 10% of the “public float” (calculated in accordance with the rules of the TSX) of our issued and outstanding subordinate voting shares.  Purchases under the NCIB, if accepted, will be conducted in the open market or as otherwise permitted, subject to the terms and limitations to be applicable to such NCIB, and will be made through the facilities of the TSX.